

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 3 to the Draft Registration Statement on Form F-1**
> **Submitted July 15, 2022**
> **CIK No. 0001924482**

Dear Mr. Huge:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.   We note that the shares underlying the underwriter warrants are being registered pursuant to this registration statement. Please explain why you have not checked the Rule 415 delayed or continuous basis box on the cover page.

Business, page 47

2.   We note your revision made in response to our prior comment 3 with the added inclusion of footnote (1) to the table. Please further expand this footnote to disclose that you manage or operate your business in two geographical segments, Australia and the United

States, and that for accounting purposes, the revenue allocation is different in segment Note 11 given that the export sales to the U.S. Market as shown in this chart, represent revenue generated from sales to your customers or distributors located in the Australia Market, who in turn distribute the sale of those products onward to consumers in the U.S. Market.

3. We note that your flagship Australian Bitters Company brand accounted for approximately 75% of your revenues in 2021 and that Sway Energy has a purchase option to acquire the formulations of Australian Bitters Company and Bitter Tales for $2 million. Please provide appropriate disclosure in the prospectus summary, business section and risk factors section highlighting that it appears a majority of your brands can be acquired by Sway Energy at its option.

Intellectual Property, page 69

4. Please update the intellectual property section to clarify the intellectual property and trademarks that you own and the intellectual property and trademarks that you use under license. For example, we note that you sold your intellectual property rights, including related formations, associated with the Twisted Shaker brand to Sway Energy.

Related Party Transactions, page 80

5. We note your response to comment 5. We further note that Meena Beri is Sahil Beri's mother. Please provide your analysis as to why the Beri Loan is not an indirect loan to Sahil Beri under Section 402 of the Sarbanes-Oxley Act of 2002.

6. We note your disclosure that "[t]he conflicts of interest came to an end in April 2022 when Amit Beri transferred all of his ordinary shares in IBG and resigned as the CEO of IBG, and Meena Beri resigned as a director of IBG." Amit Beri is the current CEO and a director of Sway Energy and the brother of Sahil Beri. Please revise to remove the implication that there are no conflicts of interest between the company, Amit Beri and Sway Energy. Additionally, please disclose that there are potential conflicts of interests in the prospectus summary, business section and related party transactions section, and add a risk factor discussing these potential conflicts of interest.

Experts, page 104

7. Please expand this section to further reference Accell Audit & Compliance, P.A. as also an expert pertaining to their audit report on the financial statements for the fiscal years ended December 31, 2020 and 2019 of Reg Liquors, LLC (d/b/a Wired For Wine). In addition, for the current disclosure, please specify that the audit report on the financial statements for the years ended December 31, 2021 and 2020 pertain to Innovation Beverage Group Limited (formerly Australian Boutique Spirits Pty Limited).

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing